Filed by Extensity, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Extensity, Inc.
Commission File No. 000-28897

Conference call operator introduction

Good morning ladies and gentlemen. Welcome to the GEAC/Extensity conference call. I would now like to turn the meeting over to Mr. Paul Birch, President and Chief Executive Officer of Geac. Please go ahead Mr. Birch.

Paul Birch, CEO, Geac

Good afternoon ladies and gentlemen and thank you for joining us to discuss the terms, conditions, and strategic merits of our acquisition of Extensity, Inc.

If you did not receive a copy of the news release, please contact The Equicom Group at 416-815-0700 and they will forward a copy. The news release is also available on our website at www.Geac.com.

With me on the call today are Arthur Gitajn, Geac’s Chief Financial Officer and Jim Travers Senior VP and President Americas.

Representing Extensity are Bob Spinner, President and CEO and Ken Hahn, CFO.

In keeping with our commitment to be a global company serving customer, shareholder and employee needs, Bob, Ken, and Jim are in San Francisco, while Arthur, and I are in Toronto.

Before we begin today’s discussion, let me remind you on behalf of both Geac and Extensity that the following discussion may contain forward-looking statements that reflect current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements. A full disclosure of the respective risks and uncertainties of each company are available in the management discussion and analysis section of each company’s regulatory and SEDAR and/or EDGAR filings. Risks and uncertainties concerning this particular transaction will be included in the forthcoming proxy statement to be sent to Extensity shareholders.

One other note, in the following discussion all dollar amounts will be expressed in U.S. dollar denominations, unless otherwise indicated.

On today’s call we will review the terms of the deal, provide you with a brief profile of Extensity and an overview of its software solutions, and an analysis of why this acquisition is a natural and strategic fit for Geac. We will then welcome any questions.

Now the news...

I am pleased to report that Geac today announced it has entered into a definitive agreement to acquire Extensity, Inc. Assuming 100% of Extensity shareholders elect to receive cash and assuming the exercise of certain outstanding Extensity options, the value of the transaction will be approximately $46.2 million. Based on Friday’s closing price for Geac shares and assuming 100% of Extensity shareholders elect to receive Geac shares and assuming the exercise of certain outstanding Extensity options the total value of the transaction would be approximately $47 million. The ultimate price of the transaction is subject to; the number of shares elected to be received by Extensity shareholders, the price of Geac shares at closing and certain closing adjustments.

This acquisition represents the first step in the strategy that I first announced at Geac’s Annual meeting last October. We are executing on our plan for the rejuvination of Geac. After completing an extensive review of our core assets and customer demands earlier this year we have targeted acquisitions that will provide long-term growth – this is not a next two quarters strategy but a two year growth strategy. Acquiring at the bottom of the technology valuation cycle for long –term growth is core to our plan. Make no mistake; we targeted Extensity because it’s suite of applications constitute a component of our strategy to provide complete financial solutions. Our stated strategy entails:

•	Delivering value enhancing applications for financial management to the same Global 2000 financial executives, such as CFOs and Corporate Controllers, who have been using Geac’s existing corporate financial products for years.

•	“Financial management” applications as broadly defined here include those that control spending, monitor and measure revenue and company performance and the like

•	Applications with leadership technology based on open industry standards like J2EE and XML, capable of operating in a plug and play architecture. Our customers need the ability to add applications much like you add components to a stereo system.

•	Applications in market segments of sufficient growth and size to make a significant difference to Geac’s top revenue line over the long term.

The purchase price of the underlying Extensity business and technology is financially attractive to Geac and it’s shareholders after taking into account the cash anticipated to be on hand at September 30, 2002 (estimated to be $37M or $1.47 per share) and the expected cash tax benefit of at least $4 million from the utilization of a portion of the Extensity tax loss carry-forwards.

The Extensity business will be integrated into our GES Americas business unit for operating management and financial reporting purposes. More specifically, the Extensity application suite is:

1)	Adjacent space – ease of product integration is important to customers;

2)	A software market segment projected by industry analysts to be a long-term growth market;

3)	Market leading, innovative technology recognized by industry analysts;

4)	Extensity is a market leader in the space;

5)	Attractive to our customers – many have indicated that they would buy this product from Geac, and

6)	A size suitable for Geac – rapid integration and realization of synergies.

This is truly an exciting opportunity for Geac to get back on the path of being a top line growth company.

Now, over to the terms of the transaction...

•	As indicated under the terms of the agreement, Geac will issue cash or stock at the option of each Extensity shareholder. On a per share basis, the transaction represents a purchase price of $1.75 per Extensity common share for those electing to receive cash. Extensity shareholders electing Geac common shares would receive approximately 0.627 Geac common shares per Extensity share. Subject to any working capital adjustment.

•	Geac intends to assume certain of Extensity’s existing share options and therefore issue up to 650,000 Geac shares, based on the exchange ratio. Geac also plans to grant up to 1,400,000 options to Extensity employees at a price to be determined at closing.

•	Insiders representing 25% of the outstanding shares of Extensity have agreed to vote their shares in favour of the transaction.

•	Extensity’s Board has unanimously agreed to support the transaction and will recommend that their shareholders vote in favour of it.

•	Following the acquisition and contingent upon its successful closing, Geac will consider an issuer bid for a portion of its outstanding common shares. Under regulations applicable in the United States, Geac is precluded from commencing any buyback prior to the completion of the acquisition. Any buyback would be subject to prior receipt of any regulatory approvals, and be subject to considerations applicable at the time, including relevant market conditions, the Geac common share trading price and the favourable recommendations of Geac’s financial advisors. The method of proceeding with any share buy back has not been determined at this time.

In a nutshell, our acquisition of Extensity demonstrates our strong commitment to building the value of our enterprise application systems to meet the evolving needs of our large customer base.

It is a logical step for Geac, and advances the strategic alliance agreement signed between the two companies in June of 2002.

I will further discuss the strategic merits of the acquisition, but first I would like to ask Bob Spinner, President and CEO of Extensity to discuss in more detail Extensity and the market leading technology that they have developed.

Thanks Paul, and thanks to all of you for your time today.

•	Extensity is a leading provider of solutions to automate employee-based financial processes. Founded in 1996, Extensity has been architected around leading edge technology and focused on scalability to support the Global 2000. We have been recognized as an innovator with leading products by industry analysts such as AMR and the Meta Group.

•	Extensity has 170 employees, annualized revenue of $20 million US Dollars and no debt.

•	The Extensity product suite automates employee-based financial processes, including business travel planning and expense reporting, billable and payroll time capture; and procurement, in a single, consolidated solution that provides efficiency, control, and effectiveness through analytics.

•	The Company has licensed more than 1,000,000 seats worldwide and has built a highly reference-able customer base with customers such as Cisco, AT Kearny, Chase JP Morgan, Merck, Astra Zeneca, and Thomson Financial.

•	Extensity and Geac already share several customers and we recently added Alliance Capital and SUPERVALU, long time Geac customers. This is early validation of the merits of the acquisition.

•	Extensity has invested more than $50M in product development and recently announced the availability of Extensity 6, which incorporates new market — leading functionality and ease-of-use benefits across our product suite. Geac plans to leverage this investment and use the Extensity product platform as the basis for further expansion of its financial management applications.

•	This deal makes great sense for Extensity. Given the high cost of acquiring new customers for smaller software firms, the ability to leverage the exceptional and loyal Geac installed customer base and established global infrastructure provides exceptional potential to significantly expand our market penetration on a cost — effective basis.

•	This is a natural fit.

•	Additionally, we have been very impressed with the solid results Geac management has delivered over the past quarters, returning this company to profitability amid difficult economic times. We believe strongly in their ability to continue this momentum as they execute on delivering additional solutions such as the Extensity application suite to their customers.

I will now turn the call back to Paul ...

Thanks Bob

While not without challenges, the transaction with Extensity is compelling on both strategic and financial grounds. We have done significant due diligence on Extensity with multi-disciplined teams to ensure that we understand the company and mitigate risk.

•	The acquisition is consistent with Geac’s strategic transformation

•	We are delivering on our articulated strategy of growth through acquisitions by providing products with real ROI.

•	We are purchasing technology that is ‘best-of-breed’ without incurring development risk/cost, and we can sell it to existing customers immediately.

•	This acquisition provides a foundation for further extension of our enterprise solutions using the Extensity framework.

•	In addition, our initial strategic partnership and Extensity’s cash balance mitigates certain risks of the acquisition.

         The expanded product offering will create opportunities for license sales throughout our large, installed customer base.

•	In a survey recently conducted by Geac, 73% of our customers responded that they would purchase travel and expense management, and time capture applications from Geac if we had them to offer. We believe that this can both drive software license growth through a shorter sales cycle where Geac has a strong customer relationship and continued winning of new accounts

•	“Best-of-breed” product offerings will help stem Geac customer attrition

•	Historically, Extensity sales have been predominately license sales versus Geac’s reliance on maintenance revenue. Ergo, diversification of revenue streams

•	Sales to existing customer base will strengthen those relationships by obtaining a larger portion of each customer’s enterprise software spend. We expect that this will open, or keep open, the door to future product offerings

•	In addition, in today’s market, large enterprise customers are looking for financially viable and secure suppliers. The acquisition of Extensity will remove one of the big obstacles that they currently face in the sales cycle.

•	Extensity will continue its focus on winning new accounts as well as working with our existing account management teams on our large and loyal customer base.

•	While Extensity has a nascent international distribution channel based out of the UK, Geac has significant global operations with nearly half of its employees outside of North America.

Automation of employee-based financial processes is a strong growth market. According to recent market statistics provided by IDC, travel and expense management is currently a $275 million market, expected to grow to more than $460 million by 2005. IDC also estimates the current market for procurement solutions to be $1.5 billion rising to an estimated $2.3 billion in 2005. Even without considering the time and attendance market Geac now has applications that address an anticipated additional $3 billion market.

Moving on from the top line growth scenario over to the bottom line....

•	Upon the successful closing of the acquisition, we expect to realize synergies and cost efficiencies through the elimination of certain public company and corporate administration costs. In June, I said that we were in the process of implementing regional shared service back office operations and this transaction will benefit from that strategy.

•	Under the direction of Jim Travers, Senior VP and President of the Americas, we will implement cross-company teams to oversee the integration process and coordinate realization of operational and strategic synergies. Both Jim and I have considerable experience in successful transaction integration and with the management team at Extensity we believe we can execute on the anticipated benefits; in fact, our management teams have already begun discussions on how to drive this combination forward and achieve the profitable growth that both companies anticipate. We look to have this integration planning complete for execution well in advance of the closing of the acquisition.

With the realization of expected synergies, anticipated top line growth and a strong balance sheet, and assuming no more than 9.1 million Geac shares are issued in the transaction, we anticipate this acquisition will be somewhat (approximately 10%) earnings dilutive in the first twelve months following closing of the acquisition and accretive to earnings in the following six month period.

I’ll just provide some further detail on deal terms and then we’ll open the line to your questions...

•	The transaction, which is expected to close prior to December 31, 2002, is subject to various conditions including the approval of the Extensity shareholders at a meeting to be called and held to approve the transaction and all necessary regulatory approvals.

•	The Boards of Directors of both companies have received independent fairness opinions with respect to the financial terms of the transaction. BMO Nesbitt Burns provided an opinion to Geac and Broadview International LLP advised

Extensity. CIBC World Markets also acted as Geac’s financial advisor in connection with the transaction.

In closing, I would emphasize that this is the type of acquisition that should generate long-term growth for Geac.

While technology spend is currently slow, this is an ideal opportunity for Geac to acutely focus on customer needs and rebuild itself into a growth company for the long haul – IT spending will come back and we intend to be well positioned to capitalize. Geac management and its board are committed to putting Geac back in a leadership position for the benefit of its shareholders.

Our strategy is clear: We intend to buy, build, or partner in order to introduce innovative technologies to our customers, thereby leveraging our large installed base to drive growth.

Finally, at this time we are confirming our current guidance for revenue and earnings for FY 2003 and we will revise our guidance following the closing of this transaction.

I would now like to open the line to your questions...Operator?

Paul – to respond to deal questions, overall Geac strategy and direct call participants

Bob/Ken – to respond to Extensity specific questions

Jim — to respond to integration questions and leverage of customer base questions